

Mail Stop 3628

May 27, 2009

Via Facsimile and U.S. Mail

C. Brophy Christensen, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

> **Re: Cell Therapeutics, Inc.**
> **Amendment No. 4 to Schedule TO-I filed May 20, 2009**
> **File No. 5-48459**

Dear Mr. Christensen:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

1. We note your response to comment one in our letter dated May 19, 2009. Please revise to disclose that in the event that the offers are oversubscribed, the notes will be accepted on a pro rata basis for each class of convertible notes.

2. We note your response to comment two in our letter dated May 19, 2009; however, we reissue our comment. The two no-action letters that you refer to in your response, TXU Corporation (September 13, 2004) and Lazard Freres (August 11, 1995) do not involve modified Dutch auctions. We note that modified Dutch auction pricing provides less visibility to investors about the value that they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes. In

addition, in your offer, investors will not know the 10-day VWAP upon which the stock consideration depends until the sixth trading day prior to the expiration of the Exchange Offer. Please address Rule 13e-4(f)(1)(ii) and why you believe that six trading days is sufficient time for investors to consider the pricing information and to tender, withdraw, or alter their specified Exchange Consideration.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions